Exhibit 1.01
AVANTOR, INC.
Conflict Minerals Report
For the reporting period from January 1, 2020 to December 31, 2020
This Conflict Minerals Report (the “Report”) of Avantor, Inc. (the “Company,” “we,” “us,” “our” and “Avantor”) for the reporting period January 1, 2020 to December 31, 2020 has been prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 imposes certain reporting obligations on registrants who manufacture or contract to manufacture products that contain conflict minerals (namely tin, tungsten, tantalum, and gold, collectively known as “Conflict Minerals” or “3TG”) which are necessary to the functionality or production of their products.
If a registrant can establish that the Conflict Minerals in its products originated from sources other than the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report on Form SD that describes the steps that the registrant took to determine the origin of the Conflict Minerals in its products.
Cautionary Statement About Forward-Looking Statements
Certain statements included in this Report are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees of future outcomes; actual outcomes may differ materially from the outcomes contemplated by our forward-looking statements, and you should not place undue reliance on any such forward-looking statements. Information regarding the factors that may cause actual outcomes to differ materially from these forward-looking statements is available in our SEC filings, including our 2020 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the first quarter of 2021. These forward-looking statements speak only as of the date of this report and except as required by applicable law the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.
1.Products Overview
Avantor provides mission-critical products and services to the biopharma, healthcare, education & government and advanced technologies & applied materials industries. Our portfolio contains over six million products and is a mix of products we make as well as finished goods from suppliers across the globe. This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2020.
Avantor is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Covered Countries. In order to manage the scope of this task, the Company relies on its suppliers to provide information on the origin of the 3TG contained in the components and products supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.

2.    Reasonable Country of Origin Inquiry
To conduct the reasonable country of origin inquiry (“RCOI”), Avantor engaged its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the components, raw materials and products supplied to the Company. Suppliers were requested to use the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template to identify 3TG smelters or refiners and associated countries of origin. Over 4,760 surveys were sent to suppliers who were identified as supplying Avantor with components and products, and we received responses from approximately 1,500 suppliers. A tracking system was implemented to monitor supplier responses and due diligence progress. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials.
Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of the conflict minerals they use in the components, raw materials and products they supply to us, and they may not succeed in determining the origin of all or any such minerals. Despite having conducted a good faith RCOI and due diligence process, the response rate of our suppliers is 32% and we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in certain of our products or to identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources. Using the due diligence processes described below, we hope to further develop transparency into our supply chain.
3.    Due Diligence
Design of Due Diligence Framework
The Company conducted due diligence on the source and chain of custody of the Conflict Minerals identified in its RCOI based on the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements (the “OECD Guidance”).
Diligence Measures Performed
Avantor has undertaken the following due diligence measures with respect to conflict minerals:
•Assembled an internal team to support 3TG supply chain due diligence;
•Engaged a third-party to survey and track our raw material suppliers at our manufacturing sites;
•Established a system of internal controls over the mineral supply chain;
•Implemented internal measures to strengthen Company engagement with regard to 3TG with suppliers;
•Designed and implemented a strategy to respond to 3TG supply chain risks;
•Reported risk management findings to senior management of the Company; and
•Undertook additional review and risk assessments for identified risks requiring mitigation, or after a change of circumstances.

Annual Report on Supply Chain Due Diligence
In accordance with Section 5 of the OECD Guidance, this Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.avantorsciences.com (under the heading “Investors” and “Governance”).
Future Due Diligence Measures
Avantor is committed to continuously improve upon its supply chain due diligence efforts and expects to implement the following measures:
•Continue to assess the presence of 3TG in its supply chain;
•Continue to seek to include in new supplier contracts a commitment by the supplier to take steps necessary to enable Avantor to comply with Rule 13p-1;
•Clearly communicate expectations with regard to supplier performance, transparency and sourcing;
•Increase the response rate for its RCOI process;
•Continue to compare its RCOI results to information collected via independent conflict free smelter validation programs, such as the RMI Conformant Smelter & Refiner Lists; and
•Integrate, consolidate and align conflict mineral surveying, tracking and reporting amongst all manufacturing sites.